Form C-AR Template

This initial information will be entered into an online form:

Address: PO Box 113, Provo UT 84603

Website: https://truthandtreason.com

Current # of Employees (includes contractors):   2 Contractors:

Kaleidoscope Media & Entertainment, Inc
Movie Line Productions, Inc

Total Assets YE2025: $ 4,430,159

Cash and Cash Equivalents YE 2025: $ 331,810

Accounts Receivable YE 2025: 0

Short-Term Debt YE 2025: 1,575,836

Long-Term Debt YE 2025: 0

Revenue/Sales YE 2025: $ 3,138,640

COGS YE 2025: $ 4,933,231

Taxes Paid YE 2025: $ 0

Net Income YE 2025: $ -1,835,597

Who will Sign Name: Russell Kendall

This information will be formatted and uploaded as an exhibit:

Current Directors and Officers along with their role, responsibilities, and duration in position. Also, their work experience for the last three years (principal occupation, other employers).

DIRECTORS OF THE COMPANY

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Russ Kendall	Producer, Owner	Kaleidoscope Media & Entertainment, Inc	Dec 2002 to present
	Manager (indirectly through Maya Films, LLC)	Truth and Treason, LLC	Feb 2017 to present
Matt Whitaker	Owner, Director, Writer	Movie Line Productions, Inc	Jan 2000 to present
			Feb 2017 to present
	Manager (indirectly through InTime Productions, LLC)	Truth and Treason, LLC	

OFFICERS OF THE COMPANY

Officer:	Position:	Dates of Service:	Responsibilities:
Russ Kendall (indirectly through Maya Films, LLC)	Manager	Feb 2017 to present	Co-Management of LLC
Matt Whitaker (indirectly through InTime Productions LLC)	Manager	Feb 2017 to present	Co-Management of LLC

List of beneficial owners of 20% or more of the voting power:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Maya Films, LLC*	12,500,000 Common Units	50%
InTime Productions, LLC**	12,500,000 Common Units	50%

*Maya Films is owned by Kaleidoscope Pictures, LLC, which is owned equally by Adam Anderegg, Micah Merrill, and Russ Kendall.

**InTime Productions is owned by Movie Line Productions, Inc., which is wholly owned by Matt Whitaker.

A description of the business of the issuer and the anticipated business plan of the issuer.

The Issuer's objective is to distribute and exploit a completed motion picture and limited series entitled *Truth & Treason* (formerly *Truth & Conviction*) for domestic and international audiences across theatrical, digital, television, and ancillary markets.

Set during World War II at the height of Adolf Hitler's power, the project tells the true story of Helmuth Hübener, a sixteen-year-old boy from Hamburg, Germany, who led an underground resistance movement in Nazi Germany. The story has been produced in two formats: (i) a feature-length theatrical motion picture and (ii) a four-part limited series. The screenplay was written by Matt Whitaker and Ethan Vincent, with additional historical input provided by Karl-Heinz Schnibbe, a surviving member of Helmuth Hübener's resistance group.

Kaleidoscope Pictures, LLC ("Kaleidoscope") acquired the project and all associated rights from Whitaker and Vincent. Kaleidoscope is affiliated with one of the Issuer's Managing Members, Maya Films, LLC, and is managed by Russ Kendall. Pursuant to a license agreement, Kaleidoscope has granted the Issuer a royalty-free, fully paid-up, worldwide, sub-licensable right and license to use, create derivative works from, and otherwise exploit its rights and interests in the project.

The project is a historical drama produced by Russ Kendall and John Foss (the "Producers") and directed by Matt Whitaker (the "Director"). Principal photography was completed following a ten (10) week production period in and around Vilnius, Lithuania. Post-production has been completed. The feature-length version of *Truth & Treason* was released theatrically in the United States on October 17, 2025, and the four-part limited series version was released on the Angel Guild platform on the same date. The feature film is being released in various international territories during 2026 pursuant to distribution arrangements.

The Issuer's anticipated business plan is to continue to exploit the project through domestic and international distribution agreements, digital and streaming platforms, television licensing, educational and institutional markets, and other ancillary revenue streams customary in the motion picture industry.

A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The interests of our controlling Members and Managers may differ from those of the holders of the Non-Development Preferred Units.

Certain of the principals that will own and produce the Series (whether directly or through entities controlled by them) are the same principals that control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope (which will own the Series and has licensed its ownership to us pursuant to the License Agreement) and Maya Films (which is one of our Managing Members), and Matthew Whitaker controls InTime (which is our other Managing Member), and Mr. Kendall and Mr. Whitaker will both serve as producers of the Series.

There can be no assurance that the Managing Members (or their principals, Mr. Kendall and Mr. Whitaker) will take any action to protect the interests of the Non-Development Preferred Unitholders or refrain from taking any action that may harm the interests of the Non-Development Preferred Unitholders. For example, the Managing Members may take action or fail to take action in a manner that harms the interests of the Company under the License Agreement, whereby Kaleidoscope has granted the Company a royalty-free, fully paid-up, sublicensable, worldwide right and license to use creative derivative works from the Series.

Additionally, certain of our Managing Members or their principals have loaned money to us (See Section 24), and there can be no assurance that they will not call for repayment of those loans or otherwise enforce the terms thereof in a manner that will not materially and adversely affect our financial condition.

Furthermore, the Managing Members own all of our common units, which are the only of our membership units with voting rights (the "Common Units"), and the Non-Development Preferred Unitholders will not have any control over the Company or its operations. There can be no assurances that the interests of our controlling Members, our Common Unit holders, and those of our management team will not conflict with the interests of the holders of our Non-Development Preferred Units in a manner that will lead to a material adverse impact on the holders of the Non-Development Preferred Units. Given the affiliate transactions and the lack of voting rights, the holders of the Non-Development Preferred Units would have limited recourse in such an event.

Our rights to the Series are limited by the Licensing Agreement, which in turn is subject to certain objection rights at the discretion of Kaleidoscope.

Kaleidoscope owns the rights to the Series, and our rights are subject to, and limited by, the License Agreement we have entered into with Kaleidoscope. Under the License Agreement, we have assigned our rights in derivative works relating to the Series to Kaleidoscope, and Kaleidoscope has the right to object to any of our use of the license, and we must resolve any such objections to the satisfaction of Kaleidoscope. There can be no assurance that Kaleidoscope will not object to any use of the license agreement or that we will be able to resolve in a commercially acceptable manner or at all any such objections. Any failure to resolve such an objection in a commercially reasonable manner or at all would have a material adverse impact on our business, financial condition, results of operations, and prospects, as it may preclude us from producing or licensing the Series or generating any revenue therefrom. In addition, our License Agreement with Kaleidoscope may be terminated by

Kaleidoscope in the event of our insolvency, liquidation, or bankruptcy, which may limit our recoverable assets from any bankruptcy.

There may be disputes between our controlling persons or the entities that they control

Certain parties that will own and produce the Series, including Maya Films and InTime, are controlled by the same principals that control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope and Maya Films, and Matthew Whitaker controls InTime. There can be no assurance that a dispute will not arise between our controlling persons or the entities which they control, nor can there be any assurance that any such dispute could be resolved in a commercially reasonable manner or within a reasonable timeframe. Any dispute between our controlling persons or the entities under their control could lead to impasses in the management of our business and impact production or distribution of the Series, which in turn could have a material adverse impact on our business, financial conditions, results of operations, and prospects.

Our Company, which was formed solely to produce the Hübener story, began working on the project in 2006 and was dormant from 2012 to 2016, and later produced in 2024.

As is common in the movie industry, our Company was formed solely to produce a single film in 2006. The Company sought to raise a total amount of $9.9 million in late 2006 by offering Non-Development Preferred Units and Development Preferred Units. Three and one-quarter Development Preferred Units were sold to investors in 2007, raising $325,000. Using these funds, the Company engaged in various pre-production efforts during 2007, including attaching actors Haley Joel Osment (*The Sixth Sense*, *Secondhand Lions*) as Helmuth Hübener and Max von Sydow (*The Exorcist, Minority Report*) as Judge Karl Engert to the project and shooting promotional footage with Osment.

During 2008 through 2010, the Company revised its budget to $7 million and continued to engage in fundraising efforts, resulting in a $3.75 million commitment from two investors. Osment became unattached from the project during this period, and Freddie Highmore (*Charlie and the Chocolate Factory*, *August Rush*) was attached to replace him as Helmuth Hübener in 2011.

In 2012, the project was indefinitely postponed after the private equity investors withdrew their $3.75 million commitment. The Company was dormant until 2016, at which time it revised its budget to $3.75 million based on script changes and anticipated significant savings by filming in Lithuania. Freddie Highmore and the late Max von Sydow are no longer attached.

In 2022, the Company partnered with Angel Studios and determined that a four-part limited series would be a suitable format to tell the Hübener story. Since that time, the Company has successfully raised funds through Regulation Crowdfunding Offerings and private placements to support production. Principal photography was completed in 2024 in and around Vilnius, Lithuania, with proven production service provider Baltic Film Services. The project is now in post-production, with editing underway for both the theatrical version and the originally planned limited series.

In addition to crowdfunding and private placements, the Company received production financing through a $2,000,000 licensing agreement brokered by Angel Studios with a third-party streaming platform. Of this amount, $1,666,666 was received during production and applied directly toward principal photography costs. This agreement provided early validation of the project's commercial value and helped reduce reliance on speculative capital during the shoot. We have received $200,000 during post-production in 2025 and will receive the final amount of $133,333 in 2026.

The production qualified for and received in full the Lithuanian Government Film Tax Credit, resulting in a reimbursement of $1,125,570 on eligible local expenditures. This incentive significantly reduced overall production costs and strengthened the Company's financial position as it transitioned into post-production.

The combined production and post-production budget is $9,075,609. While a substantial portion of that amount has been raised, the Company may pursue additional funding to support marketing and distribution efforts. Although we believe that filming in Lithuania with an experienced service provider and our distribution partnership with Angel Studios position us well for success, there is no guarantee that the proceeds of prior or future offerings will be sufficient to cover all expenses. Our ultimate operating costs and potential losses remain subject to uncertainty.

We will operate in a highly competitive environment.

The independent film and streaming industry remains intensely competitive. While the proliferation of streaming platforms has created more distribution opportunities than ever before, it has also led to market saturation and increased difficulty in breaking through to audiences. *Truth & Treason* will compete directly with a wide array of scripted series and feature films across platforms such as Netflix, Amazon Prime, Hulu, and others, as well as indirectly with theatrical films and alternative forms of entertainment.

Although major studios often command larger marketing budgets and benefit from extensive distribution infrastructure, our partnership with Angel Studios positions us to leverage a direct-to-fan model through the Angel Guild community. This grassroots engagement strategy has proven successful for several Angel-backed projects, including *The Chosen* and *Sound of Freedom*, and may provide *Truth & Treason* with an edge in visibility within its niche.

Our production team has successfully navigated the challenges of casting, scheduling, and budgeting in a competitive landscape. However, we recognize that industry dynamics, such as rising production costs, shifts in consumer viewing behavior, and the risk of content overload, present ongoing challenges. Continued consolidation among streamers and evolving viewer preferences, especially toward shorter formats, make effective marketing and platform alignment more critical than ever.

While we believe *Truth & Treason*'s compelling story, high production values, and relevance to current cultural conversations set it apart, there is no guarantee that it will achieve commercial success or that investor capital will be recouped. Success will depend on several factors, including reception by audiences and critics, performance of the distribution strategy, and the broader economic environment at the time of release.

We will compete in a fast-changing, unpredictable entertainment environment.

The entertainment industry, and the streaming space in particular, continues to evolve at a rapid pace due to ongoing technological innovation, platform consolidation, and shifting viewer preferences. The transition to digital-first content, the rise of AI-assisted production workflows, and the emergence of alternative revenue models (such as micro-subscriptions and pay-what-you-want streaming) are reshaping how content is created, distributed, and monetized.

In this landscape, *Truth & Treason* benefits from being a completed production with a defined marketing and distribution pathway via Angel Studios. However, success in this environment depends heavily on audience engagement, discoverability, and timing. The growing volume of content across both established and emerging platforms makes it increasingly difficult for new series to stand out, especially without major studio backing.

Nonetheless, niche content with strong emotional or historical relevance—particularly true stories and underrepresented narratives—continues to find traction when supported by engaged communities. The project's focus on resistance, truth, and personal conviction may resonate with audiences seeking meaningful and inspiring content. Still, due to the volatile nature of the marketplace, there can be no assurance of profitability.

While new technologies may offer efficiencies in production and distribution, they also introduce uncertainties in consumer behavior and platform longevity. Given this unpredictable environment, future revenues and returns on investment remain difficult to forecast.

The entertainment industry is very speculative.

Despite a completed shoot, post-production, theatrical, and streaming release, *Truth & Treason* remains subject to the inherent risks of the entertainment business. Many films and series released each year do not achieve commercial success and fail to recover their production costs. Even high-quality projects with compelling narratives may underperform if they do not connect with audiences or fail to secure adequate visibility upon release.

If *Truth & Treason* is not well-received by the public, distributors, or critics, or if its marketing strategy fails to generate interest, it may not generate meaningful revenue. While the project is being produced with experienced partners and supported by a proven fan-engagement model, success is not guaranteed.

Furthermore, external disruptions—such as changes in market conditions, streaming platform policy shifts, or economic downturns—could adversely affect the profitability of the project. While our creative and logistical groundwork is strong, there remains a possibility that the Series will not produce revenue or a return on investment.

There can be no guarantee that audiences will like the Series.

The success of *Truth & Treason* ultimately depends on how well it connects with audiences. While the series presents a powerful and historically significant true story, its commercial performance will be influenced by a range of unpredictable factors, including critical reviews, word-of-mouth, distribution effectiveness, cultural relevance at the time of release, and rapidly shifting public tastes.

Even with high production quality and a compelling message, there is no assurance that the series will resonate broadly or become a breakout success. The market is saturated with content, and consumer attention is increasingly fragmented across platforms and formats.

Our team is optimistic that the story's emotional resonance, timely themes of resistance and truth, and grassroots distribution model via Angel Studios will attract a passionate viewership. Nonetheless, investor returns remain speculative and depend entirely on the series achieving both artistic impact and marketplace traction.

There is no established market for our Non-Development Preferred Units, and there are restrictions on transfers of our Non-Development Preferred Units.

There is currently no established market for our Non-Development Preferred Units, and transfer of our Non-Development Preferred Units will be subject to substantial contractual and legal restrictions, including, but not limited to, rights of first refusal in favor of our Company and our Members. Prospective investors should proceed on the assumption that a public market for our Non-Development Preferred Units may not arise, and such investors may have to bear the economic risk of an investment in our Non-Development Preferred Units for an indefinite period of time. In addition, the transfer of our Non-Development Preferred Units will be restricted by our amended and restated operating agreement (the "Operating Agreement").

Cost overruns are a continued risk in the film industry.

The Company successfully minimized principal photography cost risks by completing production on schedule and qualifying for the Lithuanian Government Film Tax Credit, which reimbursed $1,125,570 on eligible production expenses. This reimbursement has significantly improved the production's financial foundation.

While *Truth & Treason* has completed principal photography and post-production within its projected timeframe, cost overruns remain a common and ongoing risk in film and series production, especially during distribution phases.

Importantly, the Company qualified for and received a $1,125,570 reimbursement through the Lithuanian Government Film Tax Credit, which substantially offset local production costs and minimized overall budget exposure during principal photography. This tax rebate represents a key financial milestone that supports the Company's overall production viability.

Furthermore, the $2,000,000 received as part of a third-party streaming licensing deal, arranged through Angel Studios, was used as production and post-production financing, significantly strengthening the Company's cash position and helping to avoid additional debt or dilution.

Factors such as evolving creative requirements, delays in deliverables, increased licensing fees, or revisions to the release strategy could result in additional unanticipated costs. Furthermore, shifts in global supply chains or inflation in the entertainment labor market may impact service pricing or timelines. Any such cost increases may adversely affect the profitability of the project.

If current funds prove insufficient to support a comprehensive marketing and distribution rollout, the Company may be required to seek additional financing through equity or debt instruments. Any future equity financings may result in dilution to current Members, and such securities could include rights or preferences senior to those of the Non-Development Preferred Units offered herein. Debt financing, if available, may restrict the Company's operations or encumber assets.

Our insurance coverage may be inadequate.

We plan to carry customary and reasonable errors and omissions insurance. We expect that the policy specifications and insured limits of these policies will be adequate and appropriate. There are, however, certain types of losses that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, investors could lose all or a portion of the capital invested in our Company, as well as the anticipated future revenue from the Series. In such an event, we might nevertheless remain obligated for any debt or other financial obligation incurred by our Company.

Management personnel will continue to be involved in other activities and may encounter certain conflicts of interest.

Our Managing Members will continue to be involved in other projects, and our Managing Members may acquire interests in other films and limited series. Our Managing Members may not be able to control whether any such company competes with our Company. Consequently, the continued involvement of our Managing Members in other investment activities could result in competition to our Company as well as management decisions that might not reflect the interests of our Members. In the event that a conflict arises, every effort will be made to resolve it in favor of the Company, but there can be no assurance of a beneficial result.

The interests of our controlling Members and management personnel may differ from those of the holders of the Non-Development Preferred Units.

Certain parties that will own and produce the Series, including Kaleidoscope and InTime Productions, LLC ("*InTime*"), are controlled by the same principals that control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope and Maya Films, LLC, and Matthew Whitaker controls InTime. Furthermore, the Managing Members own all of our Common Units, which are the only of our membership units with voting rights. There can be no assurances that the interests of our controlling Members, our Common Unit holders, and those of our management team will not conflict with the interests of the holders of our Non-Development Preferred Units in a manner that will lead to a material adverse impact on the holders of the Non-Development Preferred Units. Given the affiliate transactions and the lack of voting rights, the holders of the Non-Development Preferred Units would have limited recourse in such an event.

We may have to prematurely abandon the Series.

The distribution of the Series may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production, or distribution of the Series, including funds expended in connection with the development and preproduction of the Series.

Our Company may have been administratively dissolved after its initial formation.

Our Company, organized under the laws of the State of Utah, was formed on October 17, 2006. In January 2015, we failed to file a renewal with the State of Utah, which caused the Company to be administratively dissolved. As a result of the administrative dissolution of the Company, we filed a new certificate of organization with the State of Utah on February 27, 2017, when the Company ended its dormant period. Although we have consulted the IRS about the continued use of the EIN that we received at the time of the Company's initial formation in 2006, and were advised that we may continue to use the EIN, there can be no assurance that we will not face licensure or other problems related to the administrative dissolution of the Company.

We may face liability due to the life stories portrayed.

Since the Series is partly based on the true-life stories of several individuals, there is the risk that the Company might incur liability for defamation, invasion of privacy, or other rights that relate to a person's biography, name, likeness, etc. While the Company does not anticipate such an outcome and is confident in its efforts to properly secure such underlying rights and insulate against such claims, it cannot guarantee that its efforts will prevent any lawsuit based on such legal theories by third parties or any recovery of damages thereby.

We may have to secure goods and services on a deferred payment basis.

The Company may arrange for services to be provided to the Company for the production and distribution of the Series for which reduced, or no compensation will be initially required, it being understood that the provider of such services will be compensated by the Company for the value of such services from the cash flow of the Company in accordance with the provisions of the Company's Operating Agreement. The value of such deferrals shall be negotiated and documented by the Managing Members prior to the provision of such services to the Company. Notwithstanding the foregoing, the Company and the Managing Members reserve the right to satisfy and/or pay all or any such deferrals ahead of any of the holders of the Preferred Units.

Competent distributors are essential for the Series to be successful.

The successful distribution of *Truth & Treason* will rely heavily on the strength and reach of our distribution partner. We have partnered with Angel Studios, a distribution company known for its fan-engaged release model and strong track record with niche, values-driven content. Angel Studios has successfully distributed independent titles such as *The Chosen* and *Sound of Freedom*, utilizing grassroots marketing and direct-to-community engagement strategies through its Angel Guild platform.

This innovative model enables early feedback from dedicated supporters and leverages them as ambassadors for the project, often resulting in strong initial visibility and word-of-mouth momentum. While this approach offers unique advantages, including a highly engaged audience base, it does not replace the need for strategic planning around marketing, release windows, and international reach.

There can be no assurance that *Truth & Treason* will receive broad exposure beyond the Angel Guild community or that a traditional streaming or network partner will be secured following its initial release. Although Angel Studios brings experience and infrastructure to the table, the complex and evolving landscape of content distribution still introduces uncertainty regarding reach, profitability, and long-term monetization.

Distribution agreements, including those with Angel Studios, often grant distributors considerable discretion over how, where, and when a project is promoted and released. There is no guarantee that *Truth & Treason* will receive sustained marketing support, strategic territory rollouts, or a broad international presence. Any limitation in marketing effort or release strategy could materially impact the economic performance of the project and, consequently, reduce the Company's ability to return value to investors.

If the Series is profitable, the investors are not paid first.

A movie or series typically goes from the producer to the distributor, who in turn may sublicense it to territorial sub-distributors or exhibitors. The revenue generated by a movie or series travels this same route in reverse. The exhibitor and/or sub-distributor takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for the private investors with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the revenue chain. Thus, if our Company, in negotiating a distribution deal, has to rely heavily on participation in the Series' net profits, revenues to our Company, and thus investors will be the last in line to benefit from such a revenue stream, if any.

Risks Associated with Financial Forecasts

Although we believe that any financial forecasts set forth herein are achievable, such forecasts are not to be construed as presenting the actual financial returns that will be experienced by investors. Similarly, such forecasts are not to be construed as a guarantee or promise of any type by our Company or any other person that the returns will be as depicted in the forecasts. There will be differences between the forecast and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Consequently, you may never realize any profit from your investment.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT to risks not foreseen or fully appreciated by management. IN CONSIDERING THIS OFFERING, POTENTIAL INVESTORS SHOULD BE AWARE THAT THERE ARE RISKS IN ADDITION TO THOSE SET FORTH ABOVE.

Risks Related to the Company and our Business

The Company intends to distribute the film on Angel Studios, Inc.

The Company has a license agreement to distribute the film through Angel Studios' streaming platform. Distribution channels and methods can decline in popularity with users/viewers, and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content. There can be no assurance that Angel Studios will successfully distribute the film as contemplated by our distribution agreement with Angel Studios. Any such failure could have a material adverse impact on our business, financial condition, results of operations and prospects.

We may not generate sufficient cash flow to make distributions to you.
There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

Risks Related to the Securities and the Offering

Investors will own non-voting Non-Development Preferred Units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting Non-Development Preferred Units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

Investors will experience immediate dilution from the payment to the intermediary and further dilution in the future if the Company issues additional units.

Investors will experience dilution as a result of our separate offering of Non-Development Preferred Units in one or more private placements, and may experience further dilution in the future if the Company issues additional Units.

Substantially concurrent with this Offering, the Company is pursuing a separate offering of up to $8,750,000 of Non-Development Preferred Units in one or more private placements, which will also cause investors in this

Offering to experience dilution of their Units. Furthermore, should the Company issue any additional Units in a future offering or otherwise, investors in this Offering may experience further dilution of their Units.

VAS Portal, LLC is a sister company of Angel Studios.

Angel Studios and VAS Portal are sister companies, both owned by Harmon Ventures, LLC. Given the common ownership between VAS Portal, LLC and Angel Studios (with which we have entered into a distribution agreement and from which we have incurred a loan (See Section 24 for further details)), VAS Portal, LLC may face conflicts of interest with respect to this Offering. Importantly, as of March 2026, VAS Portal, LLC (aka Angel Funding) will no longer be the investor portal for this offering. Truth and Treason, LLC, will assume all investor communications.

The offering price of the Units may be arbitrarily determined.

The offering price of the Units has been determined without reference to book value or any objective measure of value. There can be no assurance that the offering price reflects the actual value of the Units.

There is no public market for the Preferred Units and such are subject to certain restrictions on transfer.

Investors should regard the Preferred Units as an illiquid investment. No public market for the Preferred Units exists or is likely to develop in the near future. Any resale of the Preferred Units may require the transferor to register the transferred Preferred Units under applicable state securities laws or find an exemption therefrom.

The Preferred Units may not be transferred by any purchaser of such securities during the 1 year beginning when the securities were issued unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A description of the ownership and capital structure of the issuer, including the types of equity, the number outstanding of each, and how the rights of each might be modified.

In general, the Managing Members shall conduct the business of the Company. In addition, only holders of Common Units shall have voting rights, except that the following actions shall require the affirmative vote or consent of (i) Members having a majority of the Preferred Units, voting together as a separate class, and (ii) Members having a majority of the Common Units, voting together as a separate class:

> (i) Any amendment to this Agreement that would diminish the economic or voting rights of the Preferred Units or a series or class of the Preferred Units;
> (ii) Any amendment to this Agreement that would result in the creation of any equity securities having rights or preferences superior to all Preferred Units or a series or class of the Preferred Units with respect to distributions or on liquidation;
> (iii) Any merger, consolidation, or reorganization involving the Company or any sale of all or substantially all of its assets, other than a merger or reorganization entered into solely for purposes of changing the jurisdiction of the Company;
> (iv) Any sale of all or substantially all of the assets or equity interests of the Company;

(v) Any material investment into markets or industries that is not in connection with the production of the Series;

(vi) The dissolution or liquidation of the Company.

The Manager has been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other Offering may be made by the Manager.

Additional to this section is A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

Because the investors in this Offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors. Certain parties that will own and produce the Series, including Kaleidoscope Pictures, LLC ("*Kaleidoscope*") and InTime Productions, LLC ("*InTime*"), are controlled by the same principals that control our Managing Members. Specifically, Russ Kendall controls both Kaleidoscope and Maya Films, LLC, and Matthew Whitaker controls InTime. Furthermore, the Managing Members own all of our Common Units, which are the only of our membership units with voting rights. There can be no assurances that the interests of our controlling Members, our Common Unit holders, and those of our management team will not conflict with the interests of the holders of our Non-Development Preferred Units in a manner that will lead to a material adverse impact on the holders of the Non-Development Preferred Units. Given the affiliate transactions and the lack of voting rights, the holders of the Non-Development Preferred Units would have limited recourse in such an event.

The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Maya Films, LLC*	12,500,000 Common Units	50%
InTime Productions, LLC**	12,500,000 Common Units	50%

*Maya Films is owned by Kaleidoscope Pictures, LLC, which is owned equally by Adam Anderegg, Micah Merrill, and Russ Kendall.

**InTime Productions is owned by Movie Line Productions, Inc., which is wholly owned by Matt Whitaker.

How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;

The offering price of the securities has been based off the price of equivalent units sold in our most recent funding round to an independent third party. No independent appraisal of the units has been undertaken to ascertain value.

There are several ways to value a company, and none of them is perfect, and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – the amount for which the assets of the company can be sold, minus the liabilities owed. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value – this is based on an analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or tradenames, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – this is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return, and so on. However, predictions of the future are not certain, and valuation of future returns is a best guess. Different methods of valuation produce a different answer as to what your investment is worth. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor, such as a venture capitalist or private equity firm, makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer, or transactions with related parties;

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest. As an investor in the Non-Development Preferred Units, you will not have any rights in regard to the actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering will hold minority, non-voting interests.

A description of the restrictions on transfer of the securities, as set forth in § 227.501; The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date, and any other material terms.

At the close of 2025, the Company has short-term debt to Kaleidoscope Media & Entertainment, Inc for $1,236,638.54, to Movie Line Productions for $336,000, to PIA for 3,000, and to Russell Todd Kendall for $197.26

A description (date, exemption type, type of securities offered, amount sold, use of proceeds) of exempt offerings conducted within the past three years.

The Company held a Reg CF offering between June 6, 2023, and June 28, 2023, selling 260,775 units.

The Company sold 1,100,000 units to AK Legacy, LLC on February 6, 2023, via a REG D offering.

The Company held a Reg CF offering between Oct 27, 2022, and November 23, 2022, selling 604,755 units. The offering was closed on Dec 9, 2022.

The Company sold 779,258 units to AAF Q1 2024 Fund, a series of Angel Accelerator Fund II LP via a Reg D offering on February 20, 2024.

The Company sold 220,742 units to Angel Acceleration Master Fund - A2 Blocker, a series of VCAL Blocker, LLC via a Reg D offering on February 20, 2024.

The Company sold 200,000 units to AK Legacy on April 29, 2024, via a Reg D offering.

The Company sold 100,000 units to H. Lynn Tegland on January 21, 2025, via a Reg D offering.

A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest (Director, Officer, 20%+ Beneficial Owners of Voting Power, Promoter of the issuer (when formed within last 3 years), or a family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships) of any of the other people).

x No to all of this.

Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202.

No

Lastly, you will need to submit a copy of your financial statements for EY 2025. There should be a statement associated with them and signed by the principal executive officer of the issuer that they are "true and complete in all material respects," and they should also include a description of the financial condition of the issuer (A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations; An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided).

I, Russell Kendall, certify that:

   (1) the financial statements of Truth and Treason, LLC, included in this Form are true and complete in all
        material respects; and

   (2) the tax return information of Truth and Treason, LLC, included in this Form, accurately reflects the
        information reported on the tax return for Truth and Treason, LLC filed for the fiscal year ended
        2025.

_____
Russ Kendall, Manager

April 1, 2026
Date